

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

July 20, 2006

Via U.S. Mail

Mr. Nelson Peltz
Mr. Peter W. May
Mr. Edward P. Garden
Trian Fund Management, L.P.
280 Park Avenue, 41st Floor
New York, NY 10017

      Re: H.J. Heinz Company
            Schedule 14A filed by Trian Partners GP, L.P., et al.
            Filed July 12, 2006
            File No. 1-03385

Dear Messrs. Peltz, May and Garden:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1.   As you know, the staff has advised you that it is our understanding that electronic and telephonic voting is presently not available via ADP for certain beneficial holders. While we note that your proxy materials make no mention of the availability of these procedures for those holders who holder shares in the name of brokerage firms, banks or nominees, in some places in your proxy materials, you refer to the availability of internet and telephonic voting more generally. The unavailability of these procedures may be confusing to security holders who might otherwise presume those methods to be available to everyone. Accordingly, please tell us what consideration you have given to advising security holders.

2.   Please provide us with supplemental copies of the screen shots that you will be utilizing for purposes of internet voting on www.directvote.com and a transcript of the recording you are utilizing for purposes of telephonic voting.

Definitive Additional Materials filed July 19, 2006

3.   In your letter to shareholders, we note your indication that "[s]ince Mr. Johnson became CEO in 1998, his total compensation has increased 34%..." Please provide supplemental support for this statement.

4.   Further, you indicate that you have provided to shareholders "a copy of a letter recently sent by Trian to the Heinz Board detailing the extensive litigation in which members of the current Board have been involved." It does not appear, however, that you have filed this letter as soliciting materials. Please advise.

5.   In separate soliciting materials, we note your inclusion of several quotes from various sources. Please keep in mind that when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that that you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears. Also, please confirm your understanding that referring to another person's statements does not insulate you from the applicability of Rule 14a-9. In this regard and consistent with prior comments, please ensure that a reasonable basis for each opinion or belief exists and refrain from making any insupportable statements.

Definitive Additional Materials filed July 20, 2006

6.   You ask how the Company "[found] $355 million of incremental cost savings in nine days…" and you ask why this amount was not "made pubic" or "disclosed" sooner. Please advise us as to the basis for your belief that such amounts needed to be disclosed sooner and why you believe that it is appropriate to characterize the disclosure of the cost savings as being "found."

7.   We note that you refer to "press reports" that appear to indicate that "Heinz allowed its investment bankers on [the Nestle/Weight Watchers sale] to simultaneously co-invest in the deal…" Please provide us with support for this statement, keeping comment 5 above in mind.

8.   Please provide us with a copy of the recent J.P. Morgan report to which you make reference.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

cc via facsimile (212) 593-5955:

Marc Weingarten, Esq.
Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP